Enterra Energy Trust Third Quarter 2007

Financial and Operating Results

Calgary, Alberta – (Marketwire – November 13, 2007) – Enterra Energy Trust (“Enterra” or the “Trust”) (TSX: ENT.UN, NYSE: ENT) today announced its financial and operating results for the three and nine months ended September 30, 2007.

Commenting on a challenging quarter, Enterra’s President and Chief Executive Officer Keith Conrad said, “We experienced turnover in some key positions, but were able to replace the outgoing executives with strong individuals.  Blaine Boerchers, Chief Financial Officer and John Chimahusky, Vice President and Chief Operating Officer, U.S. Operations will both be important contributors as we develop and execute the long-term plan for Enterra.”

Mr. Conrad also stated that the Trust achieved adequate operational results despite a number of challenges, including lower natural gas prices, severe weather in Oklahoma that significantly disrupted operations, and drilling difficulties at the Primate oil field resulting in formation damage to offset wells and slow recovery of production.  “The result is lower production than we had hoped for, as well as increased operating costs incurred to remediate field level problems,” said Mr. Conrad.

Also during the quarter, Enterra’s Board of Directors suspended distributions to unitholders for a minimum period of six months in order to direct cash to help reduce debt.  “The decision, though difficult, was in the best interest of our stakeholders as it will preserve the net asset value of the Trust and will benefit our financial position,” Mr. Conrad stated.

Mr. Conrad went on to say, “Our focus for the remainder of 2007 is to enhance our balance sheet flexibility, improve our operational efficiency in Canada and the U.S., and finalize our growth-oriented budget for 2008.”

Third Quarter 2007 Summary:

In Q3 2007, the Trust participated in the drilling of 11 (3.1 net) wells with an overall success rate of 100%.

In Canada, the Trust drilled one (1 net) development well in the Primate area in western Saskatchewan and participated in three (0.5 net) development wells in the Ricinus and Ferrier areas.

In the U.S., the Trust participated in the drilling of seven (1.6 net) wells in Q3 2007. All of the wells were drilled in Oklahoma under an area farmout agreement that requires the partner to pay 100% of the drilling and completion costs in exchange for 70% of the Trust’s working interest.

The Trust exited Q3 with total sales volumes of 12,860 boe per day. The Trust’s average production for the quarter decreased by 2% to 12,798 boe per day, compared to Q3 2006.  The decrease largely reflects normal production declines, countered by the acquisition of Trigger Resources Ltd. and the continued development of both the Canadian and Oklahoma assets.  Average production during Q3 2007 constituted a mix of 38% oil and natural gas liquids and 62% natural gas.

Production in Canada for Q3 2007 increased by 4% to 7,806 boe per day compared to Q3 2006.  The increase is attributable to the acquisition of Trigger Resources Ltd. on April 30, 2007, which added 1,797 boe per day to the Q3 average production, offset by normal production declines.  Natural gas represented approximately 46% of total Canadian production in Q3 2007.

Production in the United States averaged a total of 4,993 boe per day during Q3 2007, 11% lower than for Q3 2006. Most of the decrease was due to natural declines, however, the weather in Oklahoma was unseasonably wet with storms causing electrical outages that damaged equipment and resulted in lost production. U.S. production in the quarter was 88% natural gas.

The Q3 2007 average price received by the Trust for oil was down 7% year-over-year to $62.96 per bbl.  The average price received for natural gas in the period was down 16% to $5.75 per mcf.  The Trust received an additional $0.60 per bbl from its oil commodity contracts and an additional $0.99 per mcf from its natural gas commodity contracts in Q3 2007.

Total oil and natural gas revenues decreased by 24% over the prior year, to $55.7 million in Q3 2007 largely due to lower pricing received for the commodities.  On a realized basis (oil and natural gas revenues excluding mark-to-market on oil and natural gas derivative instruments), revenues from oil and natural gas decreased by 10% compared to Q3 2006.

Royalties in Q3 2007 were $8.00 per boe, a 22% decrease compared to Q3 2006.  In late October 2007, the Alberta provincial government announced a new oil and gas royalty regime to take effect January 1, 2009.  The government has only recently provided the details of the royalty regime and the Trust is still assessing the net economic impact on its future financial performance and reserve values.  At a high level, the new regime extracts considerable additional economic rent from high rate oil and gas wells such as at the Trust’s Clair oil field and at its Ricinus Leduc gas fields.  At the same time, low rate wells such as those at the Trust’s east Alberta fields may see little change or a slight reduction in royalties.  All royalty rates are now heavily influenced by commodity prices.  Overall, the Trust produces approximately 38% of its production in Alberta

Operating costs during the quarter averaged $14.17 per boe or 24% higher than for Q3 2006.

In Canada in Q3 2007, the average operating expense increased by 31% over the prior year to $16.64 per boe.  In late Q2, the Trust drilled four wells in the Primate field in Saskatchewan, one of which encountered difficulties drilling and adversely affected the production of nearby wells. Subsequently, the Trust incurred additional expenses at Primate in an attempt to restore this lost production. Further expenses were incurred at Sylvan Lake late in the quarter in well repairs and a plant turnaround. Also, during August a water injection pipeline failure at Clair added to production expenses.

Operating expenses for the U.S. assets for Q3 2007 increased 7% to $10.32 per boe compared to Q3 2006.  The increase was caused in part by the unusual weather in Oklahoma during the quarter.  Lightning caused transformer, pump drive head and downhole equipment failures.

Cash general and administrative expenses increased by 33% to $3.79 per boe in Q3 2007 compared to Q3 2006.  The change largely is attributable to the increase in personnel and administrative functions required by the larger asset base of the Trust, the expansion into the U.S., and the decision to pursue organic growth opportunities.

Interest expense decreased in Q3 2007 compared to Q3 2006 due to lower total debt and a lower average cost of borrowing.  The Trust’s current capital structure includes bank indebtedness and convertible debentures.  The total of the Trust’s loans and convertible debentures at the end of Q3 2007 was $300.3 million or 11% lower than at the end of Q3 2006 and overall bears a lower interest rate than the debt outstanding during Q3 2006.

The Trust’s average netback in Q3 2007 declined by 17% year-over-year to $18.17 per boe but was 6% higher than in Q2 2007.  Similarly, funds from operations of $21.2 million for the quarter was 16% lower than for the same period last year but was 10% higher compared to Q2 2007.

During the quarter, the Trust paid total distributions of $11.7 million equating to a payout ratio of 55%, compared with a payout ratio of 83% for Q3 2006.  On September 17, 2007 the Trust suspended its monthly distributions in order to redirect cash flow to the repayment of its outstanding debt.  The distributions will be suspended for a minimum period of six months.

In Q3 2007, the Trust recorded $27.1 million goodwill impairment on the carrying value of the Canadian reporting unit, due to the reduced market price of the Trust in the quarter.

Capital expenditures paid for with cash in Q3 2007 totaled $6.4 million.

The Trust’s management discussion and analysis and its consolidated financial statements have been prepared on a going concern basis in accordance with Canadian generally accepted accounting standards.  The going concern basis of presentation assumes that the Trust will continue its operations for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business.  If the Trust is not able to refinance or repay its $40 million second-lien facility and any potential revisions to the borrowing base on its credit facilities on November 20, 2007, then the going concern assumption would not be appropriate and adjustments to the carrying values of assets and liabilities, the reported revenue and expenses, and the balance sheet classifications used may be necessary. The Trust’s financial statements do not currently reflect any of these adjustments.  For a more detailed discussion of this matter, please refer to the Liquidity & Capital Resources section of Enterra’s Management’s Discussion and Analysis for the quarter.

	Three months ended September 30,			Nine months ended September 30,
	2007	2006	Change	2007	2006	Change
Revenues	$55,685	$73,335	(24%)	$162,566	$188,365	(14%)
Average sales (boe/day)	12,798	13,070	(2%)	12,513	12,502	-
Exit sales rate (boe/day)	12,860	12,580	2%	12,860	12,580	2%
Cash provided by operating activities	$32,112	$11,692	175%	$74,629	$38,322	95%
Funds from operations (1)	$21,195	$25,281	(16%)	$58,353	$76,559	(24%)
Net earnings (loss)	$(47,681)	$3,000	(1,689%)	$(102,553)	$4,951	(2,171%)
Net earnings (loss) per trust unit - basic	$(0.78)	$0.07	(1,214%)	$(1.73)	$0.12	(1,542%)
Weighted average number of trust units outstanding - basic	61,421	44,816	37%	59,205	42,365	40%
Average price per barrel of oil (Cdn $)	$63.56	$66.74	(5%)	$60.58	$64.17	(6%)
Average price per mcf of natural gas (Cdn $)	$6.74	$7.47	(10%)	$7.31	$7.40	(1%)
Production expenses per boe	$14.17	$11.43	24%	$13.84	$9.61	44%
Netback (2) per boe	$18.17	$21.90	(17%)	$17.31	$23.49	(26%)

(1)

Funds from operations is a non-GAAP financial measure.  See non-GAAP financial measures section of the MD&A for a reconciliation of this measure.

(2)

Netback is a non-GAAP financial measure.  See non-GAAP financial measures section of the MD&A for a reconciliation of this measure.

Complete unaudited consolidated financial statements, accompanying notes and Management’s Discussion and Analysis for the nine months ended September 30, 2007 are accessible on Enterra’s website at www.enterraenergy.com, on SEDAR at www.sedar.com and EDGAR at http://www.sec.gov/edgar.shtml.

Conference Call & Webcast

Enterra will host a conference call and webcast at 9:00 a.m. MT (11:00 a.m. ET), Wednesday November 21, 2007 to discuss the Trust’s 2007 third quarter results, as well as recent activities and the outlook for the Trust.

To access the call, please dial 866-542-4236 or 416-641-6126.  A live audio webcast of the conference call will be available on our website at www.enterraenergy.com on the home page.

A replay of the conference call will be available until 11:59 p.m. MT, November 28, 2007.  The replay may be accessed on Enterra’s website in the Investor Relations section, or by dialing 800-408-3053 or 416-695-5800, followed by pass code 3240655#.

Non-GAAP measures

This press release and the Management’s Discussion and Analysis (“MD&A”) contain the terms “funds from operations,” and “netback,” which are non-GAAP terms.  The Trust uses these measures to help evaluate its performance.  The Trust considers funds from operations a key measure for the ability of the Trust to repay debt, make distributions to unitholders and to fund future growth through capital investment.  The term should not be considered as an alternative to, or more meaningful than, cash provided by operating activities as determined in accordance with Canadian GAAP as an indicator of the Trust’s performance.  The Trust considers netback a key measure for the ability of the Trust to analyze its operations.  The term should not be considered as an alternative to, or more meaningful than, net earnings (loss) as determined in accordance with Canadian GAAP as an indicator of the Trust’s performance. Funds from operations and netback, as determined by the Trust may not be comparable to that reported by other companies.  The reconciliation for funds from operations to cash provided by operating activities and of netback to net earnings (loss) can be found in the non-GAAP financial measures section of the MD&A.

Certain Financial Reporting Measures

Natural gas volumes recorded in thousand cubic feet (“mcf”) are converted to barrels of oil equivalent (“boe”) using the ratio of six (6) thousand cubic feet to one (1) barrel of oil (“bbl”).  Boe’s may be misleading, particularly if used in isolation.  A boe conversion ratio of 6 mcf:1 bbl is based on an energy equivalent conversion method primarily applicable at the burner tip and does not represent a value equivalent at the wellhead.

About Enterra Energy Trust

Enterra Energy Trust is a conventional oil and gas trust based in Calgary, Alberta. The Trust acquires, operates and exploits petroleum and natural gas assets principally in western Canada and in Oklahoma, U.S.A.

Forward-Looking Statements

Certain information in this press release constitutes forward-looking statements under applicable securities law. Any statements that are contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as "may", "should", "anticipate", "expects" and similar expressions. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with oil and gas production; marketing and transportation; loss of markets; volatility of commodity prices; currency and interest rate fluctuations; imprecision of reserve estimates; environmental risks; competition; incorrect assessment of the value of acquisitions; failure to realize the anticipated benefits of acquisitions; inability to access sufficient capital from internal and external sources; changes in legislation, including but not limited to income tax, environmental laws and regulatory matters. Readers are cautioned that the foregoing list of factors is not exhaustive.

Readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward looking statements contained in this press release are expressly qualified by this cautionary statement.

Additional information on these and other factors that could affect Enterra's operations or financial results are included in Enterra's reports on file with Canadian and U.S. securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), the SEC's website (www.sec.gov), Enterra's website (www.enterraenergy.com) or by contacting Enterra. Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and Enterra does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by securities law.

For further information please contact:

E. Keith Conrad

Blaine Boerchers

President & CEO

Chief Financial Officer

Telephone: (403) 263-0262 or (877) 263-0262

(403) 263-0262 or (877) 263-0262

Kristin Mason

Investor Relations Coordinator

(403) 263-0262 or (877) 263-0262

info@enterraenergy.com

www.enterraenergy.com